25002893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
MAR 17 2025
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-44258

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FMG Distributors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

557 Oenoke Ridge Road
(No. and Street)

New Canaan	CT	06840
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Kaiser	203-354-4910	jkaiser@fmgannuities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St, Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, James Kaiser, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FMG Distributors, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________

Title: President

William J Lindsay
Notary Public-Connecticut
My Commission Expires
September 30, 2024 29

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FMG DISTRIBUTORS, INC.

Financial Statements and Supplementary
Schedules Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934

DECEMBER 31, 2024

FMG DISTRIBUTORS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2024

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Report of Independent Registered Public Accounting Firm on Exemption Report	12
Rule 15c3-3 Exemption Report	13

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and
Those Charged With Governance of
FMG Distributors, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of FMG Distributors, Inc. (the Company) as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul St.
Suite 3100
Dallas, Texas 75201

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 6, 2025

FMG DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	83,370
Prepaid Expense		329
Accounts Receivable		9,519
TOTAL ASSETS	$	93,218

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	27,369
Stockholder's Equity:		
Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding		8,000
Additional paid-in capital		33,065
Retained earnings		24,784
Total Stockholder's Equity		65,849
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	93,218

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:	
Commissions	$ 264,350
Interest income	104
Total Revenues	264,454
Expenses:	
Administrative fees	206,753
Incentive fee	35,000
Professional fees	19,941
Regulatory fees	5,072
Total Expenses	266,766
Net loss before income taxes	(2,312)
Income taxes	250
Net Loss	$ (2,562)

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's equity, beginning of year	$ 8,000	$ 33,065	$ 27,346	$ 68,411
Net loss	-	-	(2,562)	(2,562)
Stockholder's equity, end of year	$ 8,000	$ 33,065	$ 24,784	$ 65,849

The accompanying notes are an integral part of these financial statements

FMG DISTRIBUTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities:	
Net loss	$ (2,562)
Decrease in accounts receivable	6,896
Increase in prepaid expense	(122)
Increase in accrued expenses	1,648
Net Cash Provided By Operating Activities	5,860
Net Increase In Cash	5,860
Cash - Beginning of year	77,510
Cash - End of year	$ 83,370
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 250

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS

FMG Distributors, Inc. (the "Company") is a registered broker/dealer engaged in selling mutual funds and variable annuities to other broker/dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are shown net of a reserve for bad debts. For the year ended December 31, 2024, no bad debt expense was recognized.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

The Company has entered into one or more selling agreements with investment companies and/or insurance companies (the "Fund"), whereby it receives revenue from the sale of shares, which are sold via application ("Subscription-way") or subsequently via direct deposit by a customer into their account. Subscription agreements are included within the Fund prospectus and establish the commissions paid by the customer. The Company's obligation is to broker the sale and, in instances when the Company receives a check from the customer for the purchase of shares, to forward the customer's check to the Fund's sponsor ("Sponsor"), at which time the Company has met its performance obligation and recognizes revenue. Customers may make investments directly with the Sponsor, in which case the Company has no performance obligation and recognizes revenue when notified of the transaction and date by the Sponsor.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital many not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2024, the Company had net capital of $56,001 which exceeds requirements by $51,001. The Company's indebtedness to net capital ratio was 0.49 to 1.00.

NOTE 5 - INCOME TAXES

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. As of December 31, 2024, the Company does not believe that it has taken any positions that would require the recording of any tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next year. As of December 31, 2024, tax years dating back to 2021 remain open for examination by both federal and state taxing authorities.

As of December 31, 2024 the Company has a Federal net operating loss carryover of $7,319. This tax benefit can only be realized if there is sufficient future taxable income. Due to uncertainty regarding the Company's future taxable income, a valuation allowance has been recorded to reduce the deferred tax asset to $0.

NOTE 6 - CONCENTRATION OF RISK

Approximately 95.5% of the Company's revenue is derived from one customer.

NOTE 7 - RELATED PARTY

The Company paid $206,753 for administrative services and a $35,000 incentive fee to a company owned by the Company's 100% shareholder.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies that may result in a loss or future obligation, or that may be asserted against the Company at a future date.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 6, 2025 the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through March 6, 2025 that would require adjustment or disclosure in the financial statements.

NOTE 10 - SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

SCHEDULE I

FMG DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL	
Total stockholder's equity	$ 65,849
Deductions and/or charges	
Non-allowable assets	(9,848)
Net capital	$ 56,001
COMPUTATION OF AGGREGATED INDEBTEDNESS	
Accounts payable and accrued expenses	$ 27,369
Aggregate indebtedness	$ 27,369
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required:	
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 51,001
Percentage of aggregate indebtedness to net capital	48.87%
Ratio: Aggregate indebtedness to net capital	0.49 : 1

There were no material differences existing between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

FMG DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

The Company claimed an exception from 17 C.F.R. paragraph 240.15c3-3 under the following provisions of 17 C.F.R. paragraph 240.15c3.3 (k)(1) and met the identified exemption provisions throughout the most recent fiscal year without exception.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholder and
Those Charged With Governance of
FMG Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) FMG Distributors, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which FMG Distributors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(1) (the exemption provisions) and (b) FMG Distributors, Inc. stated that FMG Distributors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. FMG Distributors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FMG Distributors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Sanville & Company, LLC

Dallas, Texas
March 6, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

FMG DISTRIBUTORS, INC.
RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2024

FMG Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

FMG DISTRIBUTORS, INC.

Signature

PRESIDENT

Title

March 6, 2025